July 11, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST AND SHININGBANK ENERGY INCOME FUND ANNOUNCE COMPLETION OF MERGER

CALGARY  – PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) and Shiningbank Energy Income Fund (“Shiningbank”) (TSX:SHN.UN) jointly announce the successful completion of a plan of arrangement resulting in the merger of the two trusts.  At unitholder meetings held yesterday over 95% of the unitholders of both trusts voted in favour of the arrangement.

Under the terms of the arrangement, each Shiningbank trust unit has been exchanged for 0.62 of a PrimeWest trust unit. Unitholders of Shiningbank who are resident in Canada and hold their units in a taxable account can complete the exchange on a tax-deferred basis by filing the appropriate forms with the Canada Revenue Agency.  Details regarding the completion of these forms can be found on the PrimeWest website at www.primewestenergy.com

Former unitholders of Shiningbank will be eligible to receive the distribution of $0.25 per PrimeWest unit payable on August 15th, 2007, provided that they are holders of record of PrimeWest units on July 20th, 2007.  The ex-distribution date for this payment will be July 18th, 2007.

As a result of the merger, Shiningbank units will be delisted from the TSX on or about July 13th, 2007.  Trust Units of PrimeWest will continue to trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B”, and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

For further information regarding the benefits of the merger and to learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Debbie Carver

Manager, Investor Relations

Investor Relations Coordinator

PrimeWest Energy Trust

Shiningbank Energy Income Fund

403-699-7367

403-268-7477

Toll-free:  1-877-968-7878

Toll-free: 1-866-268-7477

E-mail:  investor@primewestenergy.com

E-mail: irinfo@shiningbank.com

PrimeWest Energy Trust, Suite 5100, 150 – 6th Avenue S.W., Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825	Shiningbank Energy Income Fund, Suite 1400, 111 – 5th Avenue S.W., Calgary, Alberta Canada T2P 3Y6 Telephone: (403) 268-7477 Facsimile: (403) 268-7499